

| ALPINE INCOME PROPER | Donnelley Financial | ADGP64RS13 14.0.18.0 | ADG pf_rend | 07-Nov-2019 12:15 EST | | 793798 FIN 1 | 11* |
| S-11 VERSION 1 - ALP | None | | ATL | 05-Nov-2019 20:10 EST | COMP | PS PMT | 1C |

INDEX TO FINANCIAL STATEMENTS

Alpine Income Property Trust, Inc. Consolidated Pro Forma Financial Statements (unaudited):

Introduction to Consolidated Pro Forma Financial Statements F-2

Pro Forma Consolidated Balance Sheet as of September 30, 2019 .... F-5

Notes to Pro Forma Consolidated Balance Sheet F-6

Pro Forma Consolidated Statements of Operations for the nine months ended September 30, 2019 and the year ended December 31, 2018 .... F-8

Notes to Pro Forma Consolidated Statement of Operations F-9

Historical Financial Statements of Alpine Income Property Trust

Report of Independent Registered Public Accounting Firm F-10

Balance Sheet as of August 27, 2019 .... F-11

Notes to Balance Sheet as of August 27, 2019 .... F-12

Alpine Income Property Trust Predecessor Combined Financial Statements

Report of Independent Registered Public Accounting Firm F-14

Combined Balance Sheets as of December 31, 2018 and 2017 .... F-15

Combined Statements of Operations for the years ended December 31, 2018 and 2017 .. F-16

Combined Statements of Changes in Equity for the years ended December 31, 2018 and 2017 .... F-17

Combined Statements of Cash Flows for the years ended December 31, 2018 and 2017 .... F-18

Notes to Combined Financial Statements for the years ended December 31, 2018 and 2017 .... F-19

Financial Statement Schedules:

Schedule III-Real Estate and Accumulated Depreciation F-29

Alpine Income Property Trust Predecessor Condensed Combined Interim Financial Statements (unaudited):

Condensed Combined Balance Sheets as of September 30, 2019 and December 31, 2018 .... F-31

Condensed Combined Statements of Operations for the nine months ended September 30, 2019 and 2018 .... F-32

Condensed Combined Statements of Changes in Equity for the nine months ended September 30, 2019 and 2018 .... F-33

Condensed Combined Statements of Cash Flows for the nine months ended September 30, 2019 and 2018 .... F-34

Notes to Condensed Combined Financial Statements for the nine months ended September 30, 2019 and 2018 .... F-35

2019 Acquisition Properties Combined Statements of Revenue:

Report of Independent Certified Public Accounts F-40

Combined Statements of Revenue for the years ended December 31, 2018 and 2017 and the (unaudited) nine months ended September 30, 2019 .... F-41

Notes to Combined Statements of Revenue F-42



| ALPINE INCOME PROPER | Donnelley Financial | VDI-W7-PFD-0574 14.0.18.0 | ADG lehml0cm | 07-Nov-2019 12:01 EST | 793798 FIN 2 | 20* |
| S-11 VERSION 1 - ALP | START PAGE | | ATL | 05-Nov-2019 20:10 EST COMP | PS PMT | 1C |

ALPINE INCOME PROPERTY TRUST, INC.
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

As used in these unaudited pro forma consolidated financial statements, unless the context otherwise requires, "we," "us," and "our company" means Alpine Income Property Trust, Inc, a Maryland corporation, and its consolidated subsidiaries upon consummation of this offering, the concurrent CTO Private Placement and the Formation Transactions, in each case, as described and defined below.

Upon completion of this offering, the concurrent CTO Private Placement (as defined below) and the Formation Transactions (as defined below), we will (i) acquire our initial portfolio of 20 single-tenant properties from Consolidated-Tomoka Land Co. ("CTO"), a publicly-traded real estate company specializing in land, income property investments, and other real estate related investments, (ii) enter into a management agreement between us and a wholly-owned subsidiary of CTO who will be our external manager and (iii) conduct substantially all of our operations, through our operating partnership, Alpine Income Property Trust OP, LP. Our wholly-owned subsidiary, Alpine Income Property Trust GP, LLC, will be the sole general partner of our operating partnership.

This Offering

We will issue and sell 7,500,000 shares of our common stock in this offering and an additional approximately 1,125,000 shares of our common stock if the underwriters exercise their option to purchase additional shares of our common stock in full (the "Offering"). We estimate that the net proceeds to us from this offering and the concurrent CTO Private Placement described below will be approximately $144.7 million, or approximately $165.6 million if the underwriters exercise in full their option to purchase additional shares, after deducting underwriting discounts and other estimated expenses, in each case, based on an assumed public offering price of $20.00 per share, which is the mid-point of the price range set forth on the front cover of this prospectus. These unaudited pro forma consolidated financial statements assume no exercise by the underwriters of their option to purchase additional shares.

Concurrent CTO Private Placement

Concurrently with the completion of this offering, we will issue and sell, and CTO will purchase, $7.5 million in shares of our common stock in a separate private placement (the "CTO Private Placement") that closes concurrent with the closing of the offering. CTO will purchase these shares at a price per share equal to the public offering price per share in the offering without payment of any placement fee or underwriting discount. Based on an assumed public offering price of $20.00 per share, which is the mid-point of the price range set forth on the front cover of this prospectus, we will issue and sell, and CTO will purchase, 375,000 shares of our common stock, representing approximately 4.8% of our outstanding shares of common stock upon completion of the Offering and the CTO Private Placement.

Formation Transactions

Concurrently with the completion of the Offering and the CTO Private Placement, we will engage in a series of formation transactions (the "Formation Transactions") pursuant to which we will, amongst other things, acquire 20 single-tenant properties from CTO that constitute our initial portfolio (the "Initial Portfolio") and enter into a management agreement with an affiliate of CTO. The acquisition of the Initial Portfolio will be accounted for as a business combination with the Company having been identified as both the legal and accounting acquirer due to its accounting substance, the control of the Company resting with our independent directors, and the significance


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| ALPINE INCOME PROPER | Donnelley Financial | VDI-W7-PFD-0574 14.0.18.0 | ADG lehml0cm | 07-Nov-2019 12:01 EST | | 793798 FIN 3 | 17* |
| S-11 VERSION 1 - ALP | None | | ATL | 05-Nov-2019 20:10 EST | COMP | PS PMT | 1C |

of the ownership in our Company not held by CTO. Accordingly, the assets (including identifiable intangible assets) and liabilities (including executory contracts and commitments) of the Predecessor will be recorded at their respective fair values as of the date of the acquisition. The estimated fair values of the assets acquired and liabilities assumed may change until such time that the Offering and the acquisition closes. We intend to elect to be taxed as a real estate investment trust ("REIT") for U.S. federal income tax purposes commencing with our short taxable year ending December 31, 2019. The following Formation Transactions have occurred or will occur prior to or concurrently with the completion of the Offering and the CTO Private Placement:

- We were formed as a Maryland corporation on August 19, 2019.

- Our operating partnership was formed as a Delaware limited partnership on August 20, 2019.

- We will use a portion of the net proceeds from this offering and the CTO Private Placement to acquire two single-tenant properties in our initial portfolio for aggregate cash consideration of approximately $9.1 million. We will contribute these properties to our operating partnership in exchange for OP units.

- We will contribute the remaining net proceeds from this offering and the CTO Private Placement to our operating partnership in exchange for OP units. Our operating partnership will use such net proceeds, in part, to purchase 13 of the 20 properties in our initial portfolio for aggregate cash consideration of approximately $116.8 million.

- Our operating partnership will enter into a contribution agreement with CTO and certain ownership entities, pursuant to which they will contribute to our operating partnership five single-tenant properties in exchange for an aggregate of 1,223,854 OP units, which have an assumed initial value of approximately $24.5 million based on the mid-point of the price range set forth on the front cover of this prospectus.

- Concurrently with the completion of the Offering and the CTO Private Placement, we and our operating partnership expect to enter into a $100 million unsecured revolving credit facility that will be available for general corporate purposes, including for funding future acquisitions. Affiliates of BMO Capital Markets Corp. and Raymond James & Associates, Inc. are expected to be lenders under our new revolving credit facility.

- We will enter into a management agreement with an affiliate of CTO whereby CTO, our Manager, will manage, operate, and administer our day-to-day operations, business and affairs, subject to the direction and supervision of our board of directors, a majority of whom are independent of our Company and our Manager. The material aspect of the Manager's activities and authorities pursuant to the management agreement, including but not limited to the investment guidelines for acquisition of single-tenant net lease assets and the operating budget for our operations, are subject to the approval and direction of the independent directors.

Our wholly-owned subsidiary is the sole general partner of our operating partnership and has control over all of the business of the operating partnership, including the decisions related to the sale or refinancing of its properties. Substantially all of our business activities will be conducted through our operating partnership.

The unaudited pro forma consolidated financial statements as of and for the nine months ended September 30, 2019 and for the year ended December 31, 2018 are presented as if (i) the Offering, the CTO Private Placement, (ii) our acquisition of the properties in our initial portfolio



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| ALPINE INCOME PROPER | Donnelley Financial | ADGP64RS26 14.0.18.0 | ADG pf_rend | 07-Nov-2019 12:13 EST | | 793798 FIN 6 | 16* |
| S-11 VERSION 1 - ALP | START PAGE | | ATL | 05-Nov-2019 20:10 EST | COMP | PS   PMT | 1C |

ALPINE INCOME PROPERTY TRUST, INC.
NOTES TO PRO FORMA CONSOLIDATED BALANCE SHEET
AS OF SEPTEMBER 30, 2019
(Unaudited)

The adjustments to the unaudited pro forma consolidated balance sheet as of September 30, 2019 are as follows:

[A] Reflects the historical cost basis of the 20 single-tenant properties as of September 30, 2019.

[B] Represents the acquisitions by our company of the assets and liabilities, the corresponding adjustment in basis to measure identifiable assets acquired and liabilities assumed at fair value, in accordance with the provisions of ASC 805-10 Business Combinations. Includes depreciation and amortization of assets utilizing the remaining useful life and the remaining lease terms, as applicable.

In making estimates of fair values for purposes of allocating purchase price, we utilize a number of sources, including real estate valuations prepared by independent valuation firms. We also consider other information and factors, including market conditions, the industry that the tenant operates in, characteristics of the real estate (for example, location, size, demographics, value and comparative rental rates), tenant credit profile and the importance of the location of the real estate to the operations of the tenant's business. We also consider information obtained about each property as a result of CTO's prior ownership and/or pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired. We utilized valuations by a third party valuation specialist performed for CTO in the year of acquisition by CTO as a preliminary basis for determining the allocation of the determined fair value of the asset group to the individual tangible and intangible assets and liabilities. We performed a pro-rata allocation of the assets and liabilities based on these historical valuations. This preliminary purchase price allocation has been used to prepare pro forma adjustments in the unaudited pro forma consolidated balance sheet and unaudited pro forma consolidated statement of operations. The final purchase price allocation will be determined when we have completed our valuations and calculations. The final allocation could differ materially from the preliminary allocation used in the pro forma adjustments. The historical valuations obtained in connection with CTO's acquisition utilized the following considerations:

- The fair value of the tangible assets of an acquired property with an in-place operating lease is determined by valuing the property as if it were vacant, and the "as-if-vacant" value is then allocated to the tangible assets based on the fair value of the tangible assets.

- The fair value of in-place leases is determined by considering estimates of carrying costs during the expected lease-up periods, current market conditions, as well as costs to execute similar leases based on the specific characteristics of each tenant's lease, including leasing commissions, legal and other related expenses. In estimating carrying costs, we include real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods, which primarily range from six to 12 months.

- The fair value of above- or below-market leases is recorded based on the net present value (using a discount rate that reflects the risks associated with the leases acquired) of the difference between the contractual amount to be paid pursuant to the in-place lease and our estimate of the fair market lease rate for the corresponding in-place lease, measured over the remaining non-cancelable term of the lease, including any below-market fixed rate renewal options for below-market leases.